Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
atai Life Sciences US, Inc.	Delaware
atai Life Sciences GmbH	Germany
atai Life Sciences UK Ltd	England and Wales
Beckley Psytech Limited	England
atai Therapeutics, Inc.	Delaware
atai Therapeutics Holdings, Inc.	Delaware
EmpathBio, Inc.	Delaware
GABA Therapeutics, Inc.	Delaware
Nualtis Corp.	Canada
Perception Neuroscience Holdings, Inc.	Delaware
Recognify Holdco US, Inc.	Delaware